City of Buenos Aires, December 16, 2022

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Acquisition of the capital stock of Vientos de Arauco Renovables S.A.U.

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in accordance with Art. 2°, Chap. I, Title. XII of the National Securities Commission Regulations.

To this regard, and following our previous release dated December 12, 2022, we inform you that, after having duly complied with all precedent conditions the transaction was subject to, today the Company carried out the closing of the acquisition of 100% of the capital stock and votes of Vientos de Arauco Renovables S.A.U., a company that operates the “Parque Eólico Arauco II” located in Arauco, Province of La Rioja, with an installed capacity of 99,75 MW. As previously stated, the purchase price was US$ 171,000,000 (United States Dollars one hundred and seventy-one million dollars).

Sincerely,

María Agustina Montes

Responsible for Market Relations